SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. )1
                      International Dispensing Corporation
                      ------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   459407 10 2
                                   -----------
                                 (CUSIP Number)

                              Martin R. Bring, Esq.
                    Lowenthal, Landau, Fischer & Bring, P.C.
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 1998
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 459407 10 2


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gregory B. Abbott

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     815,927

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     815,927

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     815,927

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     (a) This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of International Dispensing Corporation, a Delaware corporation ("IDC" or the "Company").

     (b) The principal executive offices of IDC are located at 2500 Westchester Avenue, Suite 304, Purchase, NY 10577.

Item 2.   Identity and Background.

     (a) This Statement on Schedule 13D is being filed by Gregory B. Abbott (the "Reporting Person").

     (b) The Reporting Person's business address is 1200 Kessler Drive, Aspen, CO 81611.

     (c)  The Reporting Person is an author.

     (d) The Reporting Person has served as a director of the Company since October 1995. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

     (e)  The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     On January 27, 1998, the Reporting Person purchased an aggregate of 367,927 shares of Common Stock for an aggregate purchase price of $220,756.20, which amount was paid with the Reporting Person's personal funds.

Item 4.   Purpose of Transaction.

     The Reporting Person acquired the Common Stock for investment purposes only. The Reporting Person has no plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person owns 815,927 shares of the Company's Common Stock which represents approximately 8.5% of the Company's outstanding common stock.

     (b) The Reporting Person has sole voting and investment power with respect to the 815,927 shares of Common Stock referred to herein.

     (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on December 29, 1997, the Reporting Person made a purchase of 26,000 shares of Common Stock at a price of $1.00 per share and on January 27, 1998, the Reporting Person made a purchase of 367,927 shares of Common Stock at a price of $0.60 per share.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person has agreed not to sell, convey, pledge or otherwise transfer the 367,927 shares of Common Stock purchased by him on January 27, 1998 for a period of at least two years.

Item 7.   Material to be Filed as Exhibits.

     1. Letter agreement dated January 21, 1998 between the Company and the Reporting Person.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                          January 27, 1998
                                          ------------------------
                                               (Date)


                                          /s/  Gregory B. Abbott
                                          ------------------------
                                          GREGORY B. ABBOTT

                                    EXHIBIT 1




                                                       January 21, 1998

International Dispensing Corporation
2500 Westchester Avenue, Suite 304
Purchase, New York 10577


Gentlemen:

     Reference is made to the Sale and Assignment Agreement dated as of November 19, 1997 between Harvey R. Miller, as Trustee for the Liquidation of Stratton Oakmont, Inc. ("Stratton") and International Dispensing Corporation (the "Company") pursuant to which the Company or designees of the Company will become entitled to purchase shares of Common Stock of the Company ("Shares") from Stratton (the "Sale Agreement").


     In order to induce the Company to designate the undersigned as an "IDC Purchaser" under the Sale Agreement, and enable the undersigned to purchase Shares pursuant thereto, the undersigned agrees that for a period ending on the second anniversary of the consummation of the sale of Shares to the undersigned pursuant to the Sale Agreement the undersigned will not sell, convey, pledge or otherwise transfer any of such Shares. The undersigned also agrees that all certificates representing Shares purchased by the undersigned pursuant to the Sale Agreement may contain a legend to the effect of the foregoing, and stop transfer instructions may be given to and maintained by the transfer agent for the Company's common stock.

                                   Sincerely yours,



                                   /s/  Gregory B. Abbott
                                   ------------------------
                                   Gregory Abbott